Filed pursuant to Rule 424(b)(3)
File No. 333-281369

Rockefeller Municipal Opportunities Fund (the “Fund”)
Supplement dated June 3, 2025 to
the Prospectus and Statement of Additional Information (“SAI”)
dated November 29, 2024, as previously supplemented
Rockefeller Asset Management (the “Investment Manager”) has voluntarily agreed to waive its management fee in an amount equal to an annual rate of 0.15% based upon the daily “Managed Assets” of the Fund through August 31, 2025. Accordingly, effective immediately, the Fund’s Prospectus and SAI are revised as follows.
The third paragraph in the “Investment Management Agreement” sub-section of the “Management of the Fund” section of the Prospectus is replaced in its entirety with the following:
The Investment Manager has voluntarily agreed to waive its management fee in an amount equal to an annual rate of 0.15% based upon the daily “Managed Assets” of the Fund through August 31, 2025. The Investment Manager may terminate this voluntary management fee waiver at any time. This voluntary management fee waiver is in addition to any existing contractual expense limitations.
The third paragraph in the “Investment Management Agreement” sub-section of the “Management of the Fund” section of the SAI is replaced in its entirety with the following:
The Investment Manager has voluntarily agreed to waive its management fee in an amount equal to an annual rate of 0.15% based upon the daily “Managed Assets” of the Fund through August 31, 2025. The Investment Manager may terminate this voluntary management fee waiver at any time. This voluntary management fee waiver is in addition to any existing contractual expense limitations.

Please retain this Supplement for reference.